United Bancorporation of Alabama, Inc.
P. O. Box 8
Atmore, Alabama 36504
August 4, 2005
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, D.C. 20549-6010

Re:	United Bancorporation of Alabama, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2004 Filed March 30, 2005 File No. 000-25917
Dear Brian:
     We have reviewed your findings and the following is our response. For the convenience of the Staff of the Commission (the “Staff”), we have reproduced each of the comments set forth in your letter and have provided our response in boldface type.
Form 10-K for the year ended December 31, 2004
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1
1.	We note that your Report of Independent Registered Public Accountants is signed by Maudlin & Jenkins, LLC. We note that the firm appears to be registered with the PCAOB as Mauldin & Jenkins, Certified Public Accountants and Consultants, L.L.C. Please tell us whether your accounting firm has listed both names on their PCAOB application or if the firm has changed their legal name. If both names are registered with the PCAOB, please also include the accounting firm’s registered name on audit reports in future filings. Alternatively, if the accounting firm has changed their legal name, tell us whether they have notified the PCAOB of this change.

Response: The Company’s accounting firm is registered with the PCAOB as Mauldin & Jenkins CPAs and Consultants, LLC. In addition, “Mauldin & Jenkins,

Mr. Brian Cascio
August 1, 2005

LLC” is listed under other names used in Item 1.1 of the PCAOB application.
Note 1. Summary of Significant Accounting Policies, page F-9
(f) Loans, page F-10
2.	In future filings, please disclose the method you use to recognize interest income on loans. Please also disclose your policy for the recognition of loan fees and costs, including the method of amortizing net deferred fees or costs.

Response: In future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005, the Company will disclose the method used to recognize interest income on loans and its policy for recognition of loan fees and costs, including the method for amortizing net deferred fees or costs.
Exhibit 31.1 and 31.2
3.	We note that the Section 302 certifications were not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E. of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response: This item will be corrected and resubmitted via EDGAR within 10 days of the date of this letter.

In responding to your comments noted above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio
August 1, 2005

We appreciate your comments and trust that you will find the foregoing responsive to them. Should you have any questions or comments regarding our responses, please do not hesitate to contact me.

Very truly yours, United Bancorporation of Alabama, Inc.
/s/ Mitchell D. Staples
Mitchell D. Staples
Principal financial officer